

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Neil G. Mitchill, Jr.
Chief Financial Officer
Raytheon Technologies Corp.
870 Winter Street
Waltham, MA 02451

   Re: Raytheon Technologies Corp.
     Definitive Proxy Statement on Schedule 14A
     Filed March 14, 2022
     File No. 001-00812

Dear Neil G. Mitchill:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Disclosure Review Program